PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 5 DATED JUNE 28, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021, as supplemented by Supplement No.1, dated and filed by us with the Commission on January 13, 2022, Supplement No.2, dated February 1, 2022 and filed by us with the Commission on February 8, 2022, Supplement No.3, dated and filed by us with the Commission on February 9, 2022, and Supplement No.4, dated and filed by us with the Commission on March 17, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to correct and restate the terms stated under the heading titled “Legal Proceedings” on Page 43 of the Offering Circular dated December 23, 2021.

LEGAL PROCEEDINGS

On June 15, 2022, Phoenix Capital Group Holdings, LLC filed a civil lawsuit against William Francis and Incline Energy Partners, L.P. in the 116th District Court of Dallas County, Texas, asserting claims of (i) defamation, (ii) business disparagement, (iii) tortious interference with contract, (iv) tortious interference with prospective contract/relations, (v) unfair competition and (vi) civil conspiracy. The Company is seeking monetary damages in the amount of $50 million.